Filed pursuant to Rule 433
November 13, 2019

Relating to Preliminary Prospectus Supplement dated November 13, 2019 to
Prospectus dated September 18, 2019
Registration Statement No. 333-233827

L3Harris Technologies, Inc.

$400,000,000 2.900% Notes due 2029

Pricing Term Sheet

Issuer:	L3Harris Technologies, Inc.

Expected Ratings (Moody’s / S&P / Fitch):(1)	Baa3/BBB/BBB (Stable/Stable/Stable)

Security Type:	Senior unsecured notes (collectively, the “Notes”)

Principal Amount:	$400,000,000

Trade Date:	November 13, 2019

Settlement Date (T+10):(2)	November 27, 2019

Maturity Date:	December 15, 2029

Interest Payment Dates:	June 15 and December 15 of each year, commencing on June 15, 2020

Public Offering Price:	99.731% of the principal amount, plus accrued and unpaid interest, if any, from November 27, 2019

Yield to Maturity:	2.931%

Benchmark Treasury:	1.750% due November 15, 2029

Spread to Benchmark Treasury:	T+105 basis points

Benchmark Treasury Price / Yield:	98-26 / 1.881%

Interest Rate:	2.900% per annum

Make-Whole Call:
At any time prior to September 15, 2029 (the date that is three months prior to the maturity date), at a make-whole redemption price equal to the greater of (a) 100% and (b) the make-whole amount at a discount rate equal to the Treasury Rate (as defined in the Prospectus) plus 20 basis points, in each case, plus accrued interest to the date of redemption.

Par Call:	At any time on or after September 15, 2029 (the date that is three months prior to the maturity date), at 100% plus accrued interest to the date of redemption.

Minimum Denomination:	$2,000 x $1,000

CUSIP / ISIN:	502431 AF6 / US502431AF64

Use of Proceeds:
The net proceeds from the offering of the Notes will be used for general corporate purposes, which will include, together with cash on hand, funding the redemption in full of all of the $400 million aggregate principal amount of the issuer’s 2.700% Notes due April 2020 and paying accrued interest, fees and expenses associated with such redemption.

Joint Book-Running Managers:
BofA Securities, Inc.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
J.P. Morgan Securities, LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

Senior Co-Manager:	Siebert Williams Shank & Co., LLC

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-4 of the preliminary prospectus supplement.

(1)  A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

(2)  We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the tenth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.